EXHIBIT (a)(5)

FORM OF EMAIL REMINDER TO ELIGIBLE PARTICIPANTS

INDEPENDENT BANK CORPORATION
Stock Option Exchange Program Expiration Reminder Notice

THE EXPIRATION DATE FOR THE INDEPENDENT BANK CORPORATION STOCK OPTION EXCHANGE PROGRAM IS APPROACHING.

PLEASE REMEMBER, the deadline to participate in the offer to exchange your underwater stock options for new options covering a lesser number of Independent Bank Corporation common shares (the "Offer") is 11:59 p.m. (Eastern Time) on March 29, 2010 (unless otherwise extended).

Participation in the program is voluntary. Should you decide to participate in the Offer, as described in the offering materials sent to you on March 1, 2010, Independent Bank Corporation must receive your election form before the Offer expires.  Your individual election form was included in the material we sent to you on March 1, 2010, and can also be obtained by calling Mike Steele at 616-522-1783, or via email at msteele@ibcp.com.  No elections will be accepted after 11:59 p.m. (Eastern Time) on March 29, 2010 (unless the Offer is otherwise extended).

The offering materials describing the Offer are available in the Schedule TO filed with the Securities and Exchange Commission on March 1, 2010, free copies of which are available at the Securities and Exchange Commission's website at www.sec.gov. You can also obtain free copies of the offering materials by calling Mike Steele at 616-522-1783, or via email at msteele@ibcp.com.  We encourage you to review the offering materials in their entirety before deciding to participate in the Offer.

The Offer has not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in the offering materials.